SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

August 22, 2014

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period April 23, 2014 to, August 21 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	August 22, 2014

ALUMINA LIMITED

ASX Announcement	21 August 2014

Alumina Limited 2014 Half-Year Result

Attached are the following documents in relation to Alumina Limited’s Half-Year Results for the six months ended 30 June 2014:

•	Public Announcement

•	June 2014 Half-Year ASX Report

•	AWAC Report

/s/ Stephen Foster
Stephen Foster
Company Secretary

ALUMINA LIMITED

21 August 2014

Alumina Limited 2014 Half-Year Result

Alumina Limited key financials

•	Net loss after tax of $47.4 million

•	Net profit after tax of $26.8 million excluding significant items of $74.2[1] million, which included Point Henry restructuring charges

•	Net debt reduced to $130.0 million and gearing to 4.3%[2]

•	No interim dividend declared

AWAC key financials

•	Average realised third party smelter grade alumina prices down 5.1%

•	EBITDA margin for alumina[3] of $44 per tonne (1H13: $45 per tonne)

•	EBITDA[4] of $345.6 million excluding significant items of $226.4[1] million, which included Point Henry restructuring charges

•	AWAC distributions to Alumina Limited of $54.2 million during the half and $65.7 million year to date

Outlook

•	Ma’aden due to come on stream in 4Q 2014, refinery approximately 95% complete and mine approximately 70% complete

•	Approximately 65% of AWAC’s 2014 third party smelter grade alumina shipments to be on spot or index basis

•	AWAC focusing on achieving further productivity and supply chain improvements

•	AWAC’s sustaining and growth capex forecast to be approximately $270.0 million

Alumina Limited Key Financials

	1H14	2H13	1H13
	US$m	US$m	US$m

Net (loss)/profit after tax	(47.4)	2.9	(2.4)

Total significant items after tax[1]	(74.2)	9.9	(39.0)

Net profit/(loss) after tax excluding significant items	26.8	(7.0)	36.6

Cash received from AWAC	54.2	81.4	28.9

Net Debt	130.0	135.2	197.2

Gearing (%)[2]	4.3%	4.6%	6.3%

AWAC Key Financials (US GAAP)

	1H14	2H13	1H13
	US$m	US$m	US$m

Total Revenue	2,798.9	2,919.7	2,964.9

COGS and operating expenses	(2,396.5)	(2,507.3)	(2,581.6)

EBITDA[4]	119.2	39.0	229.8

Total significant items before tax[1]	(226.4)	(324.0)	(135.0)

EBITDA excluding significant items	345.6	363.0	364.8

Cash dividends, distributions and capital returns	136.7	198.5	72.2

Alumina Limited today announced a net loss after tax of $47.4 million, compared to a loss of $2.4 million for the first half of last year.

Alumina Limited Chief Executive Officer, Peter Wasow, said, “Alumina Limited’s net loss occurred due to significant charges incurred during the half, including costs associated with the closure of the Point Henry smelter as announced by Alcoa of Australia Limited on 18 February 2014. Excluding these charges, the Company would have reported a net profit of $26.8 million.

“The AWAC joint venture maintained cost control and achieved ongoing net productivity gains against a backdrop of continued weakness in alumina pricing. AWAC’s EBITDA margins3 for alumina were $44 per tonne, just $1 per tonne lower than the first half of last year despite weaker alumina prices.

“AWAC’s strategic initiatives to improve margins are on track. The Ma’aden refinery is now approximately 95% complete and whilst the mine is approximately 70% complete, it has already begun operations providing feed stock to the refinery. The first alumina from the refinery is due in the fourth quarter of this year.

“During the half, the transition toward spot or index pricing for alumina continued with approximately 63% of third party smelter grade alumina shipments priced on spot or an alumina indexed basis.

“Up to 30 June 2014, Alumina Limited has received $54.2 million capital returns and distributions from AWAC. Since 30 June, Alumina Limited has received an additional $11.5 million capital returns from AWAC”.

“Despite challenging market conditions, Alumina’s balance sheet remained very strong with gearing of just 4.3% and the company remains well positioned for any industry upturn”.

Definitions and notes

1.	Details of the significant items for each of the periods are set out on page 23 of the 2014 Half-Year Report.

2.	Calculated as (debt - cash) / (debt + equity).

3.	EBITDA margin is calculated as AWAC’s EBITDA excluding significant items, smelters operating results and equity accounted income/(losses) divided by tonnes produced.

4.	Earnings before interest, tax, depreciation and amortisation consistent with previous periods.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2013.

This public announcement contains certain non-IFRS financial information. This information is presented to assist in making appropriate comparisons with prior year and to assess the operating performance of the business. Where non-IFRS measures are used, definition of the measure, calculation method and/or reconciliation to IFRS financial information is provided as appropriate.

Investor Contacts:	Media Contact:

Chris Thiris, CFO	Nerida Mossop, Hinton & Associates
+613 8699 2607	+613 9600 1979 / +61 437 361 433

Charles Smitheram
+613 8699 2613

ASX HALF-YEAR REPORT

ALUMINA LIMITED

ABN 85 004 820 419

30 June 2014

Lodged with the ASX under Listing Rule 4.2A.

This information should be read in conjunction with the 31 December 2013 Annual Report.

This half-year report covers the consolidated entity consisting of Alumina Limited and its controlled entities. The financial statements are presented in United States dollars (unless otherwise stated).

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2014

(Previous corresponding period half-year ended 30 June 2013)

Results for Announcement to the Market

		Change	US$ million
Net (loss)/profit from ordinary activities after tax attributable to members of Alumina Limited	Up	1,875%	(47.4)

Net (loss)/profit for the period attributable to members of Alumina Limited	Up	1,875%	(47.4)

Dividends

	Amount per share US cents	Franked amount per share US cents
Final dividend (prior year)	Nil	n/a
Interim dividend	Nil	n/a

Significant items affecting the net (loss)/profit for the period

The Company’s net (loss)/profit was negatively affected by individually significant items. These items are disclosed in the table below to enhance an understanding of the Company’s operational performance during the reporting period.

Net (loss)/profit for the period, after tax	Half-Year ended 30 June 2014 US$ million (47.4)	Half-Year ended 31 Dec 2013 US$ million 2.9	Half-Year ended 30 June 2013 US$ million (2.4)
Significant items included in net (loss)/profit:
Legal matters of Associate[1]	(2.7)	13.5	(30.0)
Point Henry restructuring charges[2]	(78.7)	—	—
Other[3]	7.2	(3.6)	(9.0)

[1]	Alba Civil Settlement and Government Investigations are legal matters that commenced in February 2008 and were concluded in January 2014. The impact of these legal matters was reflected as progress in their resolution was made.
[2]	On 18 February 2014 Alcoa of Australia Limited, an AWAC entity, decided to permanently close the Point Henry aluminium smelter which was done in August 2014. Further costs will be recognised in 2014 and future financial years relating to the closure, demolition and remediation activities that are expected to be completed by the end of 2018.
[3]	Other significant items include the gain on the sale of a gold mining interest in Suriname, asset write-offs and the impact of Anglesea power station statutory maintenance for the six month periods ended 30 June 2014, 31 December 2013 and 30 June 2013 respectively.

This half-yearly report should be read in conjunction with the most recent annual financial report.

7

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2014

(Previous corresponding period half-year ended 30 June 2013)

Directors’ Report

The Directors of Alumina Limited present their report on the consolidated entity consisting of Alumina Limited and the entities it controlled (the Group) at the end of, or during, the half-year ended 30 June 2014.

DIRECTORS

The following persons were directors of Alumina Limited during the whole of the half-year and up to the date of this report, unless otherwise indicated:

Non-executive

G J Pizzey (Chairman)

E R Stein

C Zeng

W P Day (appointed 1 January 2014)

M Ferraro (appointed 5 February 2014)

Executive

P C Wasow (Chief Executive Officer)

PRINCIPAL ACTIVITIES

The principal activities of the Group relate to its 40 per cent interest in the series of operating entities forming the Alcoa World Alumina and Chemical (AWAC) joint venture. AWAC has interests in bauxite mining, alumina refining, and aluminium smelting. There have been no significant changes in the nature of these activities.

REVIEW OF OPERATIONS

The half-year financial results of Alumina Limited include the half-year result of AWAC and associated corporate activities.

The Group’s half-year net loss after tax attributable to members of Alumina Limited was US$47.4 million (1H 2013: US$2.4 million loss).

For further information on the operations of the Group during the half-year ended 30 June 2014 and the results of these operations, refer to pages 17-23.

AUDITOR’S INDEPENDENCE DECLARATION

A copy of the Auditor’s independence declaration as required under section 307C of the Corporations Act is set out on page 4.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/100, relating to the ‘rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, except where otherwise required.

This Report is made in accordance with a resolution of directors.

Peter Wasow

Director

Melbourne

21 August 2014

8

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2014

(Previous corresponding period half-year ended 30 June 2013)

Auditor’s Independence Declaration

As lead auditor for the review of Alumina Limited for the half-year ended 30 June 2014, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Alumina Limited and the entities it controlled during the period.

Nadia Carlin	Melbourne
Partner	21 August 2014
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

9

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2014

(Previous corresponding period half-year ended 30 June 2013)

Consolidated Statement of Profit or Loss and Other Comprehensive Income

	Half-Year ended 30 June 2014	Half-Year ended 31 Dec 2013	Half-Year ended 30 June 2013
	US$ million	US$ million	US$ million
Revenue from continuing operations	—	0.1	0.2

Other income	—	137.1	—

General and administrative expenses	(6.4)	(9.6)	(7.6)

Change in fair value of derivatives/foreign exchange (losses)/gains	(0.3)	1.8	1.2

Finance costs	(6.9)	(13.8)	(11.5)

Share of net (loss)/profit of associates accounted for using the equity method	(30.7)	(112.7)	15.3

(Loss)/profit before income tax	(44.3)	2.9	(2.4)

Income tax expense from continuing operations	(3.1)	—	—

(Loss)/profit for the half-year	(47.4)	2.9	(2.4)

Other comprehensive income/(loss)

Items that may be reclassified to profit or loss

Share of reserve movements accounted for using the equity method	4.4	3.3	(0.3)

Foreign exchange translation difference	132.8	(144.0)	(229.1)

Items that will not be reclassified to profit or loss

Re-measurements of retirement benefit obligations accounted for using the equity method	(6.1)	31.7	36.0

Other comprehensive income/(loss) for the half-year, net of tax	131.1	(109.0)	(193.4)

Total comprehensive income/(loss) for the half-year attributable to the owners of Alumina Limited	83.7	(106.1)	(195.8)

Earnings Per Share (EPS)

	Half-Year ended 30 June 2014	Half-Year ended 31 Dec 2013	Half-Year ended 30 June 2013
	US cents	US cents	US cents
Basic EPS	Negative 1.7	Positive 0.12	Negative 0.1
Diluted EPS	Negative 1.7	Positive 0.12	Negative 0.1

10

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2014

(Previous corresponding period half-year ended 30 June 2013)

Consolidated Balance Sheet

	30 June 2014 US$ million	31 December 2013 US$ million	30 June 2013 US$ million
Current Assets
Cash and cash equivalents	5.0	24.0	23.8
Receivables	0.1	0.1	25.0
Other assets	23.2	23.7	3.4

Total current assets	28.3	47.8	52.2

Non-current Assets
Investments in associates	2,877.2	2,798.9	3,076.8
Property, plant and equipment	0.1	0.2	0.2
Other assets	117.1	117.1	—

Total non-current assets	2,994.4	2,916.2	3,077.0

Total assets	3,022.7	2,964.0	3,129.2

Current Liabilities
Payables	1.5	3.9	1.5
Interest bearing liabilities	51.2	50.6	116.1
Derivative financial instruments	5.0	6.4	6.6
Provisions	0.3	0.3	0.2
Deferred tax liabilities	0.4	—	—
Other liabilities	0.2	0.2	0.3

Total current liabilities	58.6	61.4	124.7

Non-current Liabilities
Interest bearing liabilities	83.8	108.6	104.9
Deferred tax liabilities	2.3	—	—
Provisions	0.5	0.6	0.5

Total non-current liabilities	86.6	109.2	105.4

Total liabilities	145.2	170.6	230.1

Net assets	2,877.5	2,793.4	2,899.1

Equity
Contributed equity	2,620.0	2,620.0	2,620.0
Treasury shares	(1.3)	(1.3)	(1.5)
Reserves	(490.8)	(628.4)	(451.9)
Retained profits	749.6	803.1	732.5

Total equity	2,877.5	2,793.4	2,899.1

11

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2014

(Previous corresponding period half-year ended 30 June 2013)

Consolidated Statement of Changes in Equity

	Contributed Equity[1] US$ million	Reserves US$ million	Retained Profits US$ million	Total US$ million
Balance as at 1 January 2013	2,152.6	(259.0)	734.9	2,628.5
Loss for the half-year	—	—	(2.4)	(2.4)
Other comprehensive loss for the half-year	—	(193.4)	—	(193.4)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs after tax	465.9	—	—	465.9
Movement in share based payments reserve	—	0.5	—	0.5

Balance at 30 June 2013	2,618.5	(451.9)	732.5	2,899.1

Balance as at 1 July 2013	2,618.5	(451.9)	732.5	2,899.1
Profit for the half-year	—	—	2.9	2.9
Other comprehensive (loss)/income for the half-year	—	(176.7)	67.7	(109.0)
Transactions with owners in their capacity as owners:
Movement in treasury shares	0.2	—	—	0.2
Movement in share based payments reserve	—	0.2	—	0.2

Balance at 31 December 2013	2,618.7	(628.4)	803.1	2,793.4

Balance as at 1 January 2014	2,618.7	(628.4)	803.1	2,793.4
Loss for the half-year	—	—	(47.4)	(47.4)
Other comprehensive income/(loss) for the half-year	—	137.2	(6.1)	131.1
Transactions with owners in their capacity as owners:
Movement in share based payments reserve	—	0.4	—	0.4

Balance at 30 June 2014	2,618.7	(490.8)	749.6	2,877.5

[1]	Treasury shares have been deducted from contributed equity.

12

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2014

(Previous corresponding period half-year ended 30 June 2013)

Consolidated Statement of Cash Flows

	Half-Year ended 30 June 2014 US$ million	Half-Year ended 31 Dec 2013 US$ million	Half-Year ended 30 June 2013 US$ million
Cash Flows Related to Operating Activities
Payments to suppliers and employees (inclusive of goods and services tax)	(8.4)	(7.2)	(7.5)
GST refund received	0.3	0.2	0.4
Dividends received from associates	—	75.0	25.0
Distributions received from associates	2.6	3.4	3.9
Interest received	—	0.1	0.2
Finance costs	(6.6)	(13.7)	(11.8)
Other	(0.6)	(0.3)	(0.2)

Net cash (outflow)/inflow from operating activities	(12.7)	57.5	10.0

Cash Flows Related to Investing Activities
Payments to investments in associates	(32.0)	—	(12.0)
Proceeds from return of invested capital	51.6	3.0	—

Net cash inflow/(outflow) from investing activities	19.6	3.0	(12.0)

Cash Flows Related to Financing Activities
Proceeds from borrowings	30.0	40.0	30.0
Repayment of borrowings	(55.4)	(100.4)	(481.0)
Proceeds from share issue	—	—	467.2
Share issue transaction costs	—	—	(1.3)

Net cash (outflow)/inflow from financing activities	(25.4)	(60.4)	14.9

Net (Decrease)/Increase in Cash and cash equivalents	(18.5)	0.1	12.9
Cash and cash equivalents at the beginning of the reporting period	24.0	23.8	10.1
Effects of exchange rate changes on cash and cash equivalents	(0.5)	0.1	0.8

Cash and cash equivalents at the end of the reporting period	5.0	24.0	23.8

13

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2014

(Previous corresponding period half-year ended 30 June 2013)

1. Basis of Preparation

This consolidated interim financial report for the half-year ended 30 June 2014 has been prepared in accordance with the Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This consolidated interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2013 and any public announcements made by Alumina Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2. Reconciliation of Cash

	30 June 2014 US$ million	31 Dec 2013 US$ million	30 June 2013 US$ million
Reconciliation of cash at the end of the reporting period (as shown in the consolidated statement of cash flows) as follows:

Cash on hand and at bank	3.0	4.0	3.3

Money market deposits (with maturity on investment three months or less)	2.0	20.0	20.5

Total cash and cash equivalents at the end of the reporting period	5.0	24.0	23.8

3. Consolidated Retained Profits

	Half-Year ended 30 June 2014 US$ million	Half-Year ended 31 Dec 2013 US$ million	Half-Year ended 30 June 2013 US$ million
Retained profits at the beginning of the reporting period	803.1	732.5	734.9

Net (loss)/profit attributable to members of Alumina Limited	(47.4)	2.9	(2.4)
Re-measurements of retirement benefit obligations accounted for using the equity method	(6.1)	67.7	—

Retained profits at the end of the reporting period	749.6	803.1	732.5

14

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2014

(Previous corresponding period half-year ended 30 June 2013)

4. Income Tax

	Half-Year ended 30 June 2014 US$ million	Half-Year ended 31 Dec 2013 US$ million	Half-Year ended 30 June 2013 US$ million
(Loss)/profit from ordinary activities before tax	(44.3)	2.9	(2.4)

Prima facie tax credit/(expense) for the period at the rate of 30%	13.3	(0.9)	0.7

The following items caused the total charge for income tax to vary from the above:
Share of equity accounted (profit)/loss not assessable for tax	30.7	112.7	(15.3)
Foreign income subject to accruals tax	0.8	1.4	0.3
Share of Partnership income assessable for tax	2.6	3.4	3.9
Timing differences not recognised	(3.5)	21.2	(23.5)
Tax losses not recognised	15.0	(5.3)	36.1
Previously unrecognised tax losses now recouped to reduce current income tax expense	(0.5)	—	—
Non-deductible expenses	0.6	0.8	0.9

Net movement	45.7	134.2	2.4

Consequent increase in charge for income tax	(13.7)	(40.2)	(0.7)
Prima facie charge not recognised as cannot yet be determined	—	41.1	—
Estimated tax expense in relation to allocation agreement	(2.7)	—	—

Aggregate Income tax expense for the reporting period	(3.1)	—	—

Allocation of Alba settlement terms and related transactions

As previously disclosed, in September 2012, Alcoa Inc and Alumina Limited had entered into an agreement that the cash costs (including legal fees) of settlement of the Department of Justice (DoJ) and Securities & Exchange Commission (SEC) investigations, as well as the $85 million civil settlement with Alba reached in October 2012 recorded in the accounts of Alcoa World Alumina LLC (AWA), will be adjusted to ensure that 85% will be allocated to Alcoa Inc and 15% to Alumina Limited (should settlements be reached on the regulatory investigations, as described above). AWA is a Company within AWAC.

With the DoJ and SEC settlements having been reached in January 2014, the allocation provisions of the above agreement became applicable. To reflect the provisions of the allocation agreement, as at 31 December 2013, Alumina Limited recognised $137.1 million (representing 25% of the total Alba settlement payments and costs) as other assets with the corresponding credit recognised in the Statement of Profit or Loss as other income.

At the time of the recognition, Alumina Limited was evaluating with Alcoa Inc the structural options (including the form and timing) for the recovery of the other assets recognised under the provisions of the allocation agreement. Therefore, the tax impact in relation to the other income recognised by Alumina Limited under the agreement’s provisions was unable to be determined at 31 December 2013.

Alumina Limited has since obtained independent expert advice and has in relation to the other income amount, recognised a net deferred tax liability of $2.7 million and the corresponding income tax expense, as this is the present best estimate of the likely tax consequences. Discussion with Alcoa Inc on the structural options (including the form and timing) for the recovery of the other assets is still ongoing and the outcome of this discussion may impact the amount of a net deferred tax liability recognised by Alumina Limited.

15

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2014

(Previous corresponding period half-year ended 30 June 2013)

5. Contributed Equity

	Half-Year ended 30 June 2014 US$ million	Half-Year ended 31 Dec 2013 US$ million	Half-Year ended 30 June 2013 US$ million
Ordinary share capital issued and fully paid
Balance brought forward	2,620.0	2,620.0	2,154.1
Shares issued	—	—	467.2
Less: Transaction costs on share issue	—	—	(1.3)

Total issued capital	2,620.0	2,620.0	2,620.0

	Number of shares	Number of shares	Number of shares
Movements in Ordinary Share Capital
Opening number of shares	2,806,225,615	2,806,225,615	2,440,196,187
Movement for the period	—	—	366,029,428

Closing number of shares	2,806,225,615	2,806,225,615	2,806,225,615

On 14 February 2013, CITIC Resources Australia Pty Ltd and Bestbuy Overseas Co., Ltd unconditionally subscribed, in aggregate, for 366,029,428 fully paid ordinary shares in Alumina limited, being 15% of Alumina’ Limited’s then current capital base, representing 13.04% of Alumina Limited’s capital base following completion (the Placement).

The Placement raised approximately A$452 million based on an issue price of A$1.235 per share, which reflected a premium of approximately 3% to the closing price of Alumina Limited shares on 13 February 2013 and a premium of 11% to the volume weighted average price of Alumina limited shares for the 30 day period ending 13 February 2013.

6. Earnings Per Share (EPS)

	Half-Year ended 30 June 2014	Half-Year ended 31 Dec 2013	Half-Year ended 30 June 2013
(Loss)/profit attributable to the ordinary equity holders of the Company used in calculation of basic and diluted EPS (US$ million)	(47.4)	2.9	(2.4)

Weighted average number of ordinary shares used as the denominator in the calculation of basic and diluted EPS	2,805,726,301	2,760,518,829	2,714,554,500

Basic EPS (US cents)	Negative 1.7	Positive 0.12	Negative 0.1
Diluted EPS (US cents)	Negative 1.7	Positive 0.12	Negative 0.1

7. Net Tangible Asset Backing Per Security

	30 June 2014	31 Dec 2013	30 June 2013
Net assets (US$ million)	2,877.5	2,793.4	2,899.1
Less equity accounted intangible assets:
Goodwill (US$ million)	175.8	175.8	175.8
Mineral rights and bauxite assets net of deferred tax liabilities (US$ million)	75.9	76.8	77.5

Net tangible assets (US$ million)	2,625.8	2,540.8	2,645.8

Number of issued ordinary shares (including treasury shares)	2,806,225,615	2,806,225,615	2,806,225,615
Net tangible asset backing per ordinary security (US$)	0.94	0.91	0.94

16

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2014

(Previous corresponding period half-year ended 30 June 2013)

8. Dividends

Since the half-year end the Directors have determined that no interim dividend will be announced for the half-year ended 30 June 2014. The Board will continue to review the dividend at each half-year in light of current and expected business conditions. Directors have continued the suspension of the Company’s Dividend Reinvestment Plan.

The franking account balance, which is maintained in Australian dollars, was A$409.1 million as at 30 June 2014 (A$409.1 million as at 31 December 2013 and A$374.5 million as at 30 June 2013).

a)	Dividend Per Share

	Half-Year ended 30 June 2014 US cents	Half-Year ended 31 Dec 2013 US cents	Half-Year ended 30 June 2013 US cents
Fully franked interim dividends per share	Nil	n/a	Nil
Fully franked final dividends per share	n/a	Nil	n/a

b)	Total Dividend Paid on All Shares

	Half-Year ended 30 June 2014 US$ million	Half-Year ended 31 Dec 2013 US$ million	Half-Year ended 30 June 2013 US$ million
Fully franked interim dividends	Nil	n/a	Nil
Fully franked final dividends	n/a	Nil	n/a

9. Material Interests in Entities which are Not Controlled Entities

Alumina Limited has an interest in the following entities forming AWAC:

	Ownership Interest Held (%)
	30 June 2014	31 Dec 2013	30 June 2013
Alcoa of Australia Limited	40	40	40
Alcoa World Alumina LLC	40	40	40
Alumina Espanola S.A.	40	40	40
Alcoa World Alumina Brasil Ltda.	40	40	40
AWA Saudi Ltda.	40	40	40
Enterprise Partnership	40	40	40

10. Details of Entities Over Which Control Has Been Lost or Gained

There was no loss or gain of control for the half-year ended 30 June 2014.

17

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2014

(Previous corresponding period half-year ended 30 June 2013)

11. AWAC contribution to net (loss)/profit of Alumina Limited and Controlled Entities

	Half-Year ended 30 June 2014 US$ million	Half-Year ended 31 Dec 2013 US$ million	Half-Year ended 30 June 2013 US$ million
(Loss)/profit from ordinary activities before income tax	(44.6)	(80.7)	7.4
Income tax benefit/(expense) on ordinary activities	13.9	(32.0)	7.9

Equity share of net (loss)/profit after tax[1]	(30.7)	(112.7)	15.3
Dividends received/receivable by Alumina Limited	—	(50.0)	(50.0)
Distributions received by Alumina Limited	(2.6)	(3.4)	(3.9)

Surplus of dividends/distributions received/receivable over equity share of net loss	(33.3)	(166.1)	(38.6)

[1]	The (loss)/profit for the six month periods ended 30 June 2014, 31 December 2013 and 30 June 2013 include significant items that have affected AWAC’s net (loss)/profit after tax. For further details refer to the reconciliation on page 23.

12. Financing Facilities

	30 June 2014 US$ million	31 Dec 2013 US$ million	30 June 2013 US$ million
Total available facilities	405.0	179.2	901.0
Undrawn at end of reporting period	270.0	20.0	680.0

Drawn at end of reporting period	135.0	159.2	221.0

Total committed facilities	405.0	479.2	901.0

Available funding facilities as at 30 June 2014 were a US$300 million syndicated bank facility and a development bank loan. The syndicated bank facility has two tranches maturing in December 2015 and December 2017. This facility was fully committed as at 31 December 2013 and became available to draw funds on 24 January 2014 following satisfaction of all conditions precedent. The development bank loan is fully drawn in US dollars and Brazilian Reais and amortises at approximately $51 million per annum until July 2016. Funding facilities in currencies other than US dollars have been converted to US dollar equivalents at period end exchange rates.

13. Segment Information

Alumina Limited’s primary assets are its 40 per cent interest in the series of operating entities forming AWAC. Alumina Limited has one reportable segment, namely the investment in the alumina/aluminium business through its equity interest in AWAC.

14. Events Occurring After the Balance Sheet Date

There have been no significant events occurring since 30 June 2014.

18

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2014

(Previous corresponding period half-year ended 30 June 2013)

Directors’ Declaration

In the directors’ opinion:

a)	the financial statements and notes set out on pages 5 to 13 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standard AASB134 Interim Financial Reporting, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2014 and of its performance for the half-year ended on that date; and

b)	there are reasonable grounds to believe that Alumina Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Peter Wasow

Director

Melbourne

21 August 2014

19

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2014

(Previous corresponding period half-year ended 30 June 2013)

Independent auditor’s review report to the members of Alumina Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Alumina Limited (the Company), which comprises the consolidated balance sheet as at 30 June 2014, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration for Alumina Limited Group (the consolidated entity). The consolidated entity comprises the Company and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 30 June 2014 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Alumina Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

20

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2014

(Previous corresponding period half-year ended 30 June 2013)

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Alumina Limited is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2014 and of its performance for the half-year ended on that date;

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers

Nadia Carlin	Melbourne
Partner	21 August 2014

21

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2014

Supplementary Appendix 4D Information

Alumina Limited Highlights

Net loss after tax and significant items

•	$47.4 million loss (1H 2013: loss of $2.4 million).

•	Total significant items of $74.2 million negatively affected the net loss (1H 2013: $39.0 million).

•	Significant items include Point Henry restructuring charges, tax effect on Alba allocation amount and profit on the sale of gold mining interest in Suriname (1H 2013: includes Alba legal matter and Anglesea statutory maintenance).

•	Net profit of $26.8 million excluding significant items (1H 2013: net profit $36.6 million).

Balance Sheet Strengthened

•	Net debt reduced to $130.0 million.

•	Gearing reduced to 4.3%.

Capital and Income Receipts from AWAC

•	Capital returns of $51.6 million (1H 2013: Nil).

•	Distributions of $2.6 million (1H 2013: $3.9 million).

•	No dividends received (1H 2013: $25.0 million).

AWAC Highlights (US GAAP)

EBITDA and significant items

•	$119.2 million EBITDA (1H 2013: $229.8 million).

•	$345.6 million EBITDA excluding significant items (1H 2013: $364.8 million).

•	$44 per tonne alumina EBITDA margin (1H 2013: $45 per tonne).

Benefits from spot or alumina based pricing

•	63% of third party smelter grade alumina shipments were priced on spot or alumina indexed basis (1H 2013: 53%).

•	Revenue per tonne from alumina sales priced by reference to indices and spot continued to be higher than legacy LME-linked contracts.

•	Revenue declined by $166.0 million principally due to a reduction in average realised alumina prices and lower alumina shipments.

Lower COGS and operating expenses

•	COGS and operating expenses declined by $185.1 million compared to 1H 2013 (the comparative period included the Anglesea power station statutory maintenance costs) mainly reflecting favourable exchange rate movements, lower alumina shipments and the benefit of productivity initiatives and cost control.

•	The cash cost of alumina production per tonne decreased by 4.7% compared to the corresponding period.

Alumina Limited Key Financials

	1H 14	2H 13	1H 13

Net (loss)/profit after tax US$m	(47.4)	2.9	(2.4)
Total significant items after tax US$m1	(74.2)	9.9	(39.0)
Net profit/(loss) after tax excluding significant items US$m	26.8	(7.0)	36.6

Cash received from AWAC US$m	54.2	81.4	28.9
Net Debt US$m	130.0	135.2	197.2
Gearing[2]	4.3%	4.6%	6.3%
EPS (US cps)	(1.7)	0.12	(0.1)

[1]	For further details refer to the reconciliation on page 23.
[2]	Calculated as (debt - cash) / (debt + equity).

AWAC Key Financials

	1H 14	2H 13	1H 13
	US$m	US$m	US$m
Total Revenue	2,798.9	2,919.7	2,964.9
COGS and operating expenses	(2,396.5)	(2,507.3)	(2,581.6)
EBITDA[1]	119.2	39.0	229.8
Total significant items[1]	(226.4)	(324.0)	(135.0)
EBITDA excluding significant items[1]	345.6	363.0	364.8

[1]	For further details refer to the reconciliation on page 23.

22

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2014

Supplementary Appendix 4D Information

AWAC Business Review (US GAAP)

Mining

AWAC owns or partly owns, bauxite mines operating in six countries that meet the production needs of the AWAC refineries, and also on occasion supplying third party refineries.

Mine costs per tonne were lower than 2013 levels, with the exception of Suriname. Costs increases in Suriname were associated with a new mining site.

Refining

Production of alumina was 7.9 million tonnes in 1H 2014, compared to 7.8 million tonnes in 1H 2013. Increased production at the Australian refineries, Sao Luis and at Point Comfort contributed to most of the increase.

Alumina shipments were 7.8 million tonnes in 1H 2014, 0.2 million tonnes lower than 1H 2013 largely due to delayed shipments.

Approximately 63% of third party smelter grade alumina shipments were priced on spot or alumina indexed basis compared to 53% for the corresponding period. For 2016, shipments of smelter grade alumina priced on spot or alumina indexed basis are expected to be at least 80% of total shipments. Revenue per tonne from smelter grade alumina sales priced by reference to indices and spot continued to be higher than the legacy LME-linked contracts.

The average three-month LME aluminium price, determined on a two-month lag basis, declined by 11.4% compared to the corresponding period, whereas average alumina price index FOB Australia (one-month lag) decreased by 2.7%. This resulted in the average realised third party smelter grade alumina prices reducing by 5.1% compared to the corresponding period.

The average 1H 2014 cash cost of alumina per tonne produced decreased by 4.7% over 1H 2013. The decrease reflects productivity initiatives and efforts to create more stable operating conditions to avoid costs associated with production disruptions. In addition, the Australian dollar and Brazilian Reais weakened against the US dollar, providing significant currency benefits compared to the corresponding period.

The EBITDA margin was $44 per tonne produced in 1H 2014, a decrease of $1 per tonne on 1H 2013. The EBITDA margin is calculated as AWAC’s EBITDA excluding significant items, smelters’ operating results and equity accounted income/(losses) divided by tonnes produced.

Ma’aden Investment

The AWAC (25.1%) and Saudi Arabian Mining Company (74.9%) joint venture Ma’aden was created for the construction of a 4.0 million tonnes per annum capacity mine and a 1.8 million tonnes per annum capacity refinery at Ras Al Khair in Saudi Arabia. This is AWAC’s major growth project which will assist AWAC in further reducing its low refinery cash cost position.

The refinery is approximately 95% complete and whilst the mine is approximately 70% complete, it has begun operations providing feed stock to the refinery. The first alumina is due from the refinery in the fourth quarter of 2014.

The 1H 2014 result included $14.7 million of losses related to Ma’aden start up activities.

AWAC Production and Shipments

	1H 14	2H 13	1H 13
Alumina shipments	7.8mt	8.1mt	8.0mt
Alumina production	7.9mt	8.0mt	7.8mt
Aluminium shipments	174kt	178kt	171kt
Aluminium production	175kt	180kt	174kt

AWAC Profit and Loss (US GAAP)

	1H 14	2H 13	1H 13
	US$m	US$m	US$m
Sales revenue	1,795.4	1,895.1	1,875.7
Related party revenue	1,003.5	1,024.6	1,089.2

Total Revenue	2,798.9	2,919.7	2,964.9

COGS and operating expenses	(2,396.5)	(2,507.3)	(2,581.6)
Selling, Admin, R&D	(54.7)	(61.3)	(61.9)
Net interest	(2.9)	(4.1)	(2.7)
Depreciation and Amortisation	(211.1)	(212.5)	(234.6)
Restructuring & Other	(228.5)	(312.1)	(91.6)

Total Expenses	(2,893.7)	(3,097.3)	(2,972.4)

Loss before tax	(94.8)	(177.6)	(7.5)
Income tax credit/(charge)	36.1	(44.9)	(18.7)

Net loss after tax[1]	(58.7)	(222.5)	(26.2)

[1]	The loss for the six month periods ended 30 June 2014, 31 December 2013 and 30 June 2013 include significant items that have affected AWAC’s net loss after tax. For further details refer to the reconciliation on page 23.

Smelting

Production of approximately 175,000 tonnes in 1H 2014 was consistent with 1H 2013 as AWAC continued to operate two smelters in Australia.

On 18 February 2014 Alcoa of Australia Limited, an AWAC entity, decided to permanently close the Point Henry aluminium smelter, which was done on 1 August 2014 and as a result aluminium production will decline in 2H 2014.

Total restructuring charges associated with the closure of the Point Henry smelter are expected to be approximately $250 million after tax on an IFRS basis.

Changes in Taxation

In December 2011, AWA Brazil applied for a tax holiday related to its expanded mining and refining operations. The tax holiday took effect on 12 July 2014. As a result, the tax rate for this subsidiary will decrease (from 34% to 15%) over the 10-year holiday period (retroactively effective as of 1 January 2013).

On 17 July 2014, the Australian Government has abolished the carbon tax, with effect from 1 July 2014. The impact in the 2014 financial year is not expected to be material.

23

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2014

Supplementary Appendix 4D Information

AWAC Cash Flow (US GAAP)

Cash from operations of $81.5 million includes an $88.0 million Alba related payment that was funded by a term loan. Excluding that payment, cash from operations and free cash flow would have been $169.5 million and $80.6 million, respectively.

Cash from operations was also affected by advanced payments received from customers during 2013 for sales of inventory in 1H 2014, higher maintenance costs due to production interruptions such as at the Point Comfort refinery (weather related), employee layoff costs in the refineries and an increase in working capital. Cash from operations includes the gain on disposal of the gold mining interest in Suriname.

Capital expenditure totalled $88.9 million, which is $89.3 million lower than 1H 2013.

Sustaining capital expenditure was $85.9 million compared to $155.5 million in 1H 2013. The majority of expenditure was incurred in Australia. The Atlantic regions’ planned expenditure is weighted towards the second half, whereas Australia’s is more evenly spread,

Growth capital expenditure was $3.0 million.

Equity contributions of $45.5 million to the Ma’aden mine and refinery joint venture in Saudi Arabia and $20.1 million of working capital contributions to the San Ciprian refinery in Spain are not included in capital expenditures.

AWAC Cash Flow (US GAAP)

	1H 14	2H 13	1H 13
	US$m	US$m	US$m
Net loss after tax	(58.7)	(222.5)	(26.2)
Depreciation and Amortisation	211.1	212.5	234.6
Other[1]	(70.9)	251.6	206.0

Cash from operations	81.5 [2]	241.6	414.4
Capital expenditure	(88.9)	(144.4)	(178.2)

Free cash flow[3]	(7.4)[2]	97.2	236.2

[1]	Other items consist of net movement in working capital and other assets and liabilities.
[2]	Includes an Alba related payment of $88.0 million that was funded by a term loan.
[3]	Calculated as cash from operations less capital expenditure.

AWAC Balance Sheet (US GAAP)

Decreased cash from operations and debt repayments partly offset by lower capital expenditure resulted in lower cash and cash equivalents as at 30 June 2014.

AWAC continued to operate with minimal borrowings.

Property, Plant and Equipment decreased mainly due to depreciation and amortisation expenses recognised including accelerated depreciated at the Point Henry smelter, partially offset by foreign exchange revaluations.

AWAC Balance Sheet (US GAAP)

	1H 14	2H 13	1H 13
	US$m	US$m	US$m
Cash, cash equivalents	110.4	189.5	286.3
Receivables	455.2	541.5	439.7
Related party note receivable	83.9	91.5	86.6
Inventories	727.6	671.2	719.6
Property, plant & equipment	6,009.0	5,938.3	6,301.6
Other assets	2,740.7	2,640.5	2,813.8

Total Assets	10,126.8	10,072.5	10,647.6

Short term borrowings	70.3	59.0	74.2
Payables	828.1	881.8	938.5
Taxes payable and deferred	328.9	424.4	386.0
Capital lease obligations and long term debt	134.4	116.9	66.3
Other liabilities	1,655.8	1,728.7	1,661.4

Total Liabilities	3,017.5	3,210.8	3,126.4

Equity	7,109.3	6,861.7	7,521.2

24

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2014

Supplementary Appendix 4D Information

Alumina Limited Reported Profit

The net loss after tax was $47.4 million compared to a loss of $2.4 million in 1H 2013.

The net loss was negatively affected by the equity share of AWAC’s significant items totalling $74.2 million in 1H 2014 (1H 2013: $39.0 million). Significant items include Point Henry restructuring charges and the profit on sale of gold mining interest in Suriname (1H 2013: includes Alba legal matter and Anglesea statutory maintenance costs).

Excluding significant items, net profit in 1H 2014 was $26.8 million (1H 2013: net profit of $36.6 million).

Most of Alumina Limited’s general and administrative costs are incurred in Australian dollars. The decrease in costs is due to currency fluctuations and lower expenses.

Finance costs include interest expense, commitment fees paid, amortised upfront fees and bank charges. Total Finance costs decreased to $6.9 million from $11.5 million in 1H 2013 mainly due to a reduction in interest expense corresponding to reduced borrowings following the share placement in 1H 2013.

Alumina Limited Balance Sheet

Alumina Limited’s net debt as at 30 June 2014 declined to $130.0 million. Gearing also decreased to 4.3%.

The Company has a fully drawn debt facility from the Brazil National Development Bank (BNDES). This facility amortises at approximately $51.2 million per annum until July 2016. Amounts outstanding at 30 June 2014 under the BNDES loan were $105.0 million.

Alumina Limited’s committed bank facilities amounted to $300.0 million as at 30 June 2014, which expire as follows:

•	$150 million in December 2015 (drawn to $30 million as at 30 June 2014)

•	$150 million in December 2017 (no amounts drawn under these facilities as at 30 June 2014)

Current liabilities include $51.2 million of repayments on the facility from the BNDES that are due before 30 June 2015. Current liabilities of $58.6 million exceeded current assets of $28.3 million. However, the Directors are confident that the liabilities can be met using available cash and undrawn committed facilities whose maturities extend beyond 30 June 2015.

Alumina Limited Reported Profit

	1H 14	2H 13	1H 13
	US$m	US$m	US$m

Share of AWAC (loss)/profit	(30.7)	(112.7)	15.3
Other income	—	137.1 [1]	—
General and admin costs	(6.4)	(9.6)[2]	(7.6)
Finance costs	(6.9)	(13.8)	(11.5)
Other & tax	(3.4)[3]	1.9	1.4

Net (loss)/profit after tax	(47.4)	2.9	(2.4)

Alumina Limited Balance Sheet

	1H 14		2H 13		1H 13
	US$m		US$m		US$m
Cash and equivalents	5.0		24.0		23.8
Investments	2,877.2		2,798.9		3,076.8
Other assets	140.5	[1]	141.1	[1]	28.6

Total Assets	3,022.7		2,964.0		3,129.2

Payables	1.5		3.9		1.5
Interest bearing liabilities – current	51.2		50.6		116.1
Interest bearing liabilities – non-current	83.8		108.6		104.9
Other liabilities	8.7	[3]	7.5		7.6

Total Liabilities	145.2		170.6		230.1

Net Assets	2,877.5		2,793.4		2,899.1

Notes for the Alumina Limited reported Profit and Balance sheet

[1]	Alumina Limited recognised the effect of the agreement with Alcoa Inc by posting $137.1 million (representing 25% of the total Alba related charges) as other asset with the corresponding credit recognised in the Statement of Profit or Loss as other income.
[2]	Includes CEO retirement payments.
[3]	Alumina Limited recognised a deferred tax liability of $2.7 million and the corresponding income tax expense in relation to the other income of $137.1 million recognised in 2013.

25

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HALF-YEAR ENDED 30 JUNE 2014

Supplementary Appendix 4D Information

Alumina Limited Cash Flow

Alumina Limited’s free cash from operations principally comprise the net capital and income distributions received from the AWAC entities offset by the Company’s general, administrative and finance costs.

Alumina Limited received income distributions of $2.6 million and capital returns of $51.6 million from AWAC in 1H 2014 compared to distributions of $3.9 million and $25.0 million of fully franked dividends in 1H 2013.

The capital returns from AWAC of $51.6 million, equity contributions to the Ma’aden joint venture of $18.4 million, Ma’aden entry fee reimbursement to Alcoa Inc of $5.4 million and working capital contributions to the San Ciprian refinery in Spain of $8.2 million are included in the net proceeds/(payments) to investments in associates.

Alumina Limited Cash Flow

	1H 14	2H 13	1H 13
	US$m	US$m	US$m
Dividends received	—	75.0	25.0
Distributions received	2.6	3.4	3.9
Finance costs paid	(6.6)	(13.7)	(11.8)
Payments to suppliers and employees	(8.4)[1]	(7.2)	(7.5)
GST refund, interest received and other	(0.3)	—	0.4

Cash from operations	(12.7)	57.5	10.0

Net proceeds/(payments) to investments in associates	19.6	3.0	(12.0)

Free cash flow[2]	6.9	60.5	(2.0)

[1]	Includes CEO retirement payments.
[2]	Free cash flow calculated as cash from operations less net investments in associates.

26

ALUMINA LIMITED

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Supplementary Appendix 4D Information

Guidance

The following guidance is provided to assist the understanding of the sensitivity of AWAC results to certain factors. The guidance cannot be expected to be predictive of exact results; rather it provides direction and approximate quantum of the impact on profit before tax of movements around a given base figure. Actual results will vary from those computed using the guidance. Guidance is not linear, hence significant movement away from the base rates used may result in different sensitivities. Sensitivity of each element of the guidance has been considered in isolation and no correlation with movements in other elements within the guidance has been made.

Item	February 2014 Guidance	August 2014 Guidance

Production – alumina	Approximately 16.0mt	Approximately 16.0mt

Production – aluminium	Approximately 359,000t	Approximately 267,000t1

Australian $ Sensitivity: +1¢ in USD/AUD	Approximately -$30 million profit before tax Approximately -$1.40/t alumina EBITDA	Approximately -$30 million profit before tax Approximately -$1.40/t alumina EBITDA

Brazilian $ Sensitivity: +1¢ in BRL/USD	Approximately +$3 million profit before tax Approximately $0.10/t alumina EBITDA	Approximately +$3 million profit before tax Approximately $0.10/t alumina EBITDA

Third party smelter grade alumina shipments expected to be based on alumina price indices or spot	Approximately 65% for the year	Approximately 65% for the year

AWAC sustaining capital expenditure	Approximately $240 million	Approximately $260 million

AWAC growth capital expenditure[2]	Approximately $25 million	Approximately $10 million

Definitions:

[1]	Lower due to the closure of Point Henry in August 2014.
[2]	Does not include investment in the Ma’aden growth project.

27

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Supplementary Appendix 4D Information

Reconciliations

AWAC’s significant items (US GAAP)

The AWAC’s net loss was negatively affected by individually significant items. These items are disclosed in the table to enhance an understanding of AWAC’s operational performance during the reporting period.

	1H 14	2H 13	1H 13
Significant Items	US$m	US$m	US$m
Point Henry restructuring charges	(254.3)	—	—
Alba legal matter	—	(281.0)	(103.0)
Anglesea statutory maintenance	—	—	(32.0)
Goodwill impairment	—	(30.0)	—
Gain on sale of gold mining interest in Suriname	27.9	—	—
Other	—	(13.0)	—

Total significant items (pre-tax)	(226.4)	(324.0)	(135.0)

Total significant items (after-tax)	(160.1)	(320.1)	(125.4)

AWAC’s EBITDA and EBITDA excluding significant items (US GAAP)

AWAC’s EBITDA is defined as earnings before interest, tax, depreciation and amortisation.

	1H 14	2H 13	1H 13
	US$m	US$m	US$m
Net loss after tax	(58.7)	(222.5)	(26.2)
(Subtract)/add back: Income tax (credit)/charge	(36.1)	44.9	18.7
Add back: Depreciation and Amortisation	211.1	212.5	234.6
Add back: Net interest	2.9	4.1	2.7

EBITDA	119.2	39.0	229.8

Add back: significant items	226.4	324.0	135.0

EBITDA excluding significant items	345.6	363.0	364.8

AWC’s significant items (IFRS)

Alumina Limited’s share of net (loss)/profit of associates was negatively affected by its equity share of individually significant items incurred by AWAC. These items are disclosed in the table to enhance an understanding of Company’s operational performance during the reporting period.

	1H 14	2H 13	1H 13
Significant Items (post-tax)	US$m	US$m	US$m
Point Henry restructuring charges	(78.7)	—	—
Legal matters of associate	(2.7)	13.5	(30.0)
Anglesea statutory maintenance	—	—	(9.0)
Gain on sale of gold mining interest in Suriname	7.2	—	—
Other	—	(3.6)	—

Total significant items	(74.2)	9.9	(39.0)

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ALUMINA LIMITED

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Supplementary Appendix 4D Information

Market Outlook

The demand for primary aluminium remains strong. For 2014, growth is expected to be recorded in the high single digit percentage points. Whilst there has been a slowdown during 2014 in China’s economic activity, where approximately half of the global aluminium production capacity is installed, demand for the metal in high growth markets such as power transmission and vehicles should keep total China growth near double digit percentage points. For the rest of the world, and particularly in North America, a shift from steel to aluminium for the light-weighting of auto bodies as one response to enacted regulations on fuel efficiency should add to the growth that is expected from a cyclical rebound.

Although demand for primary aluminium and hence smelter grade alumina remains robust, Australian FOB spot prices for alumina during the first half of 2014 have declined, reaching an almost two-year low of US$307 per tonne. Continuing low aluminium prices led to a net reduction in aluminium production that was initially not matched by alumina production curtailments, resulting in Atlantic cargoes being offered to Pacific and Middle East buyers at a discount to Australian prices.

Market commentators currently view the global aluminium market as being in a deficit for 2014 due to the strong year-on-year demand growth combined with the recent production cuts. Global aluminium inventories are now at multi-year lows, boosting sentiment and pushing prices to over US$2,000 per tonne. On the other hand, alumina is seen as remaining in surplus but beginning to correct as high cost Atlantic refineries curtail and China demand picks up as smelters advantaged by low local costs in Xinjiang and Inner Mongolia provinces expand their capacity and some other smelters, such as in the Henan province, resume production induced by local power tariff subsidies.

Globally, there is overcapacity in alumina, and this is likely to continue to weigh on prices in the short term despite the expected growth in demand. Nevertheless, short-term prices should also find support from the recent improvement in aluminium LME prices; the on-going Indonesian bauxite export ban; the closure by Rio Tinto of the Gove refinery situated in the Northern Territory of Australia (capacity of 2.7 million tonnes per annum of alumina) and delays in new alumina capacity coming on stream such as the Lanjigarh refinery expansion in India which is due to the inability to secure bauxite supply.

Indonesia was China’s largest supplier of imported bauxite. China represents approximately half of the global alumina refinery capacity, with approximately 30% of China’s refineries dependent upon imported bauxite. On 12 January 2014 the Indonesia export ban of unprocessed ores came into effect which stopped bauxite exports to China. Leading up to the ban, China built up significant stockpiles of bauxite. Alumina capacity expansion in China has been tapering reflecting in part the increasing cost of imported bauxite and declining stockpiles. Beyond 2014, if the Indonesian ban remains in place, it is not clear from where China will source the entirety of its growing imported bauxite needs nor at what cost. This may lead to an increase in imports of alumina by China.

Longer term, given the gap between current low alumina prices and the construction incentive price outside China, and the measures put in place by the Chinese Government to stem the growth of over-supplied industries, the rate of net alumina capacity expansion is expected to slow and supply is expected to eventually fall behind demand. China’s consumers of domestic bauxite are also experiencing higher bauxite costs due to declining grades, which could eventually place additional demand upon imported bauxite and/or alumina. In addition, recent Chinese market liberalisation of process inputs such as electricity and water could lead to higher alumina production costs.

29

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2014

Supplementary Appendix 4D Information

Forward Looking Statements

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s Form 20-F for the year ended 31 December 2013. Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

Note regarding non-IFRS financial information

This document contains certain non-IFRS financial information. This information is presented to assist in making appropriate comparisons with prior year and to assess the operating performance of the business. Where non-IFRS measures are used, definition of the measure, calculation method and/or reconciliation to IFRS financial information is provided as appropriate.

30

ALUMINA LIMITED

Diagram of Alcoa World Alumina and Chemicals (AWAC) Operations	32
Alcoa World Alumina and Chemicals (AWAC) Profit & Loss	33
Alcoa World Alumina and Chemicals (AWAC) Balance Sheet	34
Alcoa World Alumina and Chemicals (AWAC) Statement of Cash Flows	35
Reconciliation of AWAC’s Profit to Alumina Limited Share of AWAC’s Profit	36

31

ALUMINA LIMITED

Diagram of Alcoa World Alumina and Chemicals (AWAC) Operations

All operations 100% owned, unless otherwise indicated

Australia – Huntly & Willowdale

Brazil – Trombetas (9.6%) & Juruti

Guinea – Sangaredi (23%)

Jamaica – Manchester Plateau (55%)

Suriname – Moengo, Klaverblad & Kaimangrassie

Saudi Arabia – mine being developed (25.1%)

Australia – Kwinana, Pinjarra & Wagerup Brazil – Sao Luis (39%) Jamaica – Clarendon (55%) Spain – San Ciprian Suriname – Suralco USA – Point Comfort Saudi Arabia – refinery being developed (25.1%)	Australia – Point Henry & Portland (55%)	Australia – Kwinana Spain – San Ciprian USA – Point Comfort

Bauxite deposits: AWAC’s bauxite deposits have long term mining rights. Bauxite mining is planned on an incremental basis after detailed assessment of the deposits to achieve a uniform quality in the supply of blended feedstock to the relevant refinery.

Refineries: AWAC operates eight alumina refineries, six of which are located in proximity to bauxite deposits.

Smelters: AWAC produces primary aluminium in Australia, with alumina supplied by the Australian refineries.

Alumina Chemicals: AWAC produces chemical grade alumina from three refineries: Kwinana (Australia), Point Comfort (USA) and San Ciprian (Spain).

Shipping Operations: AWAC’s shipping operations use owned and chartered vessels to transport dry and liquid bulk cargoes, including bauxite, alumina, caustic soda, fuel oil, petroleum, coke and limestone.

32

ALUMINA LIMITED

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

US$ Millions (US GAAP) 100%	1st Half 2014	2nd Half 2013	1st Half 2013
Sales	1,795.4	1,895.1	1,875.7
Sales to Related Parties	1,003.5	1,024.6	1,089.2

Total Revenue	2,798.9	2,919.7	2,964.9

Cost of Goods Sold and Operating Expenses	(2,396.5)	(2,507.3)	(2,581.6)
Selling, Administration, Other Expenses and R&D Expenses	(54.7)	(61.3)	(61.9)
Provision for Depreciation, Depletion and Amortisation	(211.1)	(212.5)	(234.6)
Restructuring and Other	(231.4)	(316.2)	(94.3)

Total Expenses	(2,893.7)	(3,097.3)	(2,972.4)

Loss before Taxes	(94.8)	(177.6)	(7.5)
(Provision)/Benefit for Taxes on Income	36.1	(44.9)	(18.7)
Net Loss after Taxes	(58.7)	(222.5)	(26.2)
Members’ Equity
Opening Balance at Start of Period	6,861.7	7,521.2	8,243.7
Net Loss	(58.7)	(222.5)	(26.2)
Capital Contribution	65.6	—	31.5
Dividends Paid and Return of Capital to Partners	(136.7)	(166.1)	(134.7)
Common Stock Issued for Compensation Plans	2.9	1.8	3.4
Other Comprehensive Income	374.5	(272.7)	(596.5)
Closing Balance at End of Period	7,109.3	6,861.7	7,521.2

33

ALUMINA LIMITED

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

US$ Millions (US GAAP) 100%	30 June 2014	31 December 2013	30 June 2013
Cash and Cash Equivalents	110.4	189.5	286.3
Receivables	455.2	541.5	439.7
Related Party Notes Receivable	83.9	91.5	86.6
Inventories	727.6	671.2	719.6
Prepaid Expenses and Other Current Assets	263.1	296.4	352.3

Total Current Assets	1,640.2	1,790.1	1,884.5

Property, Plant & Equipment	6,009.0	5,938.3	6,301.6
Investments	604.1	557.7	588.1
Other Assets and Deferred Charges	1,873.5	1,786.4	1,873.4

Total Non-Current Assets	8,486.6	8,282.4	8,763.1

Total Assets	10,126.8	10,072.5	10,647.6

Short Term Borrowings	70.3	59.0	74.2
Payables	828.1	881.8	938.5
Taxes Payable	150.4	187.1	192.8
Accrued Compensation and Retirement Costs	275.0	269.2	263.0
Other Current Liabilities	342.1	376.6	500.8

Total Current Liabilities	1,665.9	1,773.7	1,969.3

Capital Lease Obligations and Long Term Debt	134.4	116.9	66.3
Deferred Taxes	178.5	237.3	193.2
Other Long Term Liabilities	1,038.7	1,082.9	897.6

Total Non-Current Liabilities	1,351.6	1,437.1	1,157.1

Total Liabilities	3,017.5	3,210.8	3,126.4

Equity	7,109.3	6,861.7	7,521.2

Total Liabilities & Equity	10,126.8	10,072.5	10,647.6

34

ALUMINA LIMITED

Alcoa World Alumina and Chemicals (AWAC) Statement of Cash Flows

US$ Millions (US GAAP) 100%	1st Half 2014	2nd Half 2013	1st Half 2013
Operating Activities
Net Loss	(58.7)	(222.5)	(26.2)
Adjustments to Reconcile Net Income to Cash from Operations
Depreciation, Amortisation and Impairment	211.1	212.5	234.6
Other Items*	(70.9)	251.6	206.0
Cash from Operating Activities	81.5	241.6	414.4
Financing Activities
Dividends Paid & Return of Capital to Partners	(136.7)	(198.5)	(72.2)
Change in Debt	29.6	35.4	4.6
Changes to Capital Lease Obligations	(0.8)	—	(2.4)
Capital Contribution	65.6	—	31.5
Cash Generated/(Used) for Financing Activities	(42.3)	(163.1)	(38.5)
Investing Activities
Capital Expenditure	(88.9)	(144.4)	(178.2)
Net Changes in Related Party Note Receivable	12.4	(33.9)	17.8
Other	(49.1)	(3.0)	(32.7)
Cash Used for Investing Activities	(125.6)	(181.3)	(193.1)
Effect of Exchange Rate Changes on Cash	7.3	6.0	(22.5)
Cash (Used)/Generated	(79.1)	(96.8)	160.3
Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period	189.5	286.3	126.0
Cash and Cash Equivalents at End of Period	110.4	189.5	286.3
Net Change in Cash and Cash Equivalents	(79.1)	(96.8)	160.3

*	Other Items consists of net movement in working capital and other non-current assets and liabilities

35

ALUMINA LIMITED

Reconciliation of AWAC’s Profit to Alumina Limited Share of AWAC’s Profit

	1st Half 2014	2nd Half 2013	1st Half 2013
AWAC Loss before tax (US GAAP)	(94.8)	(177.6)	(7.5)
Adjust for IFRS
- Embedded derivatives	12.7	(17.3)	0.8
- Restructuring charges	(27.4)	—	—
- Reversal of goodwill impairment	—	30.2	—
- Alba provision	—	(28.0)	28.0
- Other	(1.9)	(9.2)	(2.8)
AWAC (Loss)/Profit before Tax (IFRS)	(111.4)	(201.9)	18.5

AWAC Tax (US GAAP)	36.1	(44.9)	(18.7)
Adjust for IFRS
- Brazil deferred tax	—	(40.3)	38.2
- Other	(1.5)	5.2	0.3
AWAC Tax (IFRS)	34.6	(80.0)	19.8

AWAC (Loss)/Profit before Tax (IFRS)	(111.4)	(201.9)	18.5
AWAC Tax (IFRS)	34.6	(80.0)	19.8
AWAC (Loss)/Profit after Tax (IFRS)	(76.8)	(281.9)	38.3

Alumina Limited Share of Equity (Loss)/Profit after Tax	(30.7)	(112.7)	15.3

36

ASX Announcement	21 August 2014

Alumina Limited 2014 Half-Year Result Presentation

Attached is a presentation relating to Alumina Limited’s Half-Year Results for the six months ended 30 June 2014.

/s/ Stephen Foster
Stephen Foster
Company Secretary

21 August 2014

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Alumina Limited
2014 Half Year Results
Peter Wasow
Chief Executive Officer
Chris Thiris
Chief Financial Officer

Disclaimer
This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction. Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s Form 20-F for the year ended 31 December 2013.
Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.
This presentation contains certain non-IFRS financial information. This information is presented to assist in making appropriate comparisons with prior year and to assess the operating performance of the business. Where non-IFRS measures are used, definition of the measure, calculation method and/or reconciliation to IFRS financial information is provided as appropriate.

Part 1:
Alumina Limited and AWAC
1H 2014

Alumina Limited & AWAC

ALUMINA LIMITED

Alumina Limited

US$m (IFRS)	1H14	2H13	1H13
(NLAT)/NPAT	(47.4)	2.9	(2.4)
Significant Items:			
– Legal matters of associates (after-tax)	(2.7)	13.5	(30.0)
– Point Henry restructuring (after-tax)	(78.7)	-	-
– Other significant items (after-tax)*	7.2	(3.6)	(9.0)
NPAT/(NLAT) excl significant items	26.8	(7.0)	36.6
Net Debt	130.0	135.2	197.2

AWAC

US$m (US GAAP)	1H14	2H13	1H13
EBITDA	119.2	39.0	229.8
Significant Items:			
– Legal matters of associates (pre-tax)	-	(281.0)	(103.0)
– Point Henry restructuring (pre-tax)	(254.3)	-	-
– Other significant items (pre-tax)*	27.9	(43.0)	(32.0)
EBITDA excluding significant items	345.6	363.0	364.8
Cash dividends, distributions and capital returns	136.7	198.5	72.2

Alumina Limited:

- Results include significant items:
  - most are non-cash
  - largest being Point Henry restructuring
- $26.8m net profit excluding significant items
- No dividend declared

AWAC:

- $345.6m EBITDA excluding significant items
- Dividends, distributions and capital returns in line with past periods

(*) Other includes: sale of gold mining interest in Suriname, asset write-offs and Anglesea statutory maintenance

4

AWAC performance bridge
US GAAP (US$m)
230
135
(166)
166
7
(27)
(226)
119
H1 2013 Prior Year Revenue COGS and Selling, Other Current Year H1 2014
EBITDA One-off Operating Admin, One-off EBITDA
Items(1) expenses R&D Items(2)
39
324
(122)
124
7
(27)
(226)
119
H2 2013 Prior Year Revenue COGS & Selling, Other Current Year H1 2014
EBITDA One-off Operating Admin, One-off EBITDA
Items(3) Expenses & R&D Items(2)
Performance in line with prior periods
Revenue largely affected by lower alumina prices and shipments
COGS, etc lower mainly due to:
- stronger US dollar, especially against 1H13 - lower alumina shipments - productivity initiatives and cost control
Currency movements 1H14 2H13 1H13
USD/AUD average 0.9148 0.9215 1.0150
BRL/USD average 2.2949 2.2818 2.0326
Source: Thomson Reuters
(1) Reversal of: $103m Alba legal matter & $32m Anglesea statutory maintenance (2) Comprises: $254m Point Henry restructuring & ($28m) sale of gold mining interest in Suriname (3) Reversal of: $281m Alba legal matter, $30m goodwill impairment of Eastern Aluminium Ltd and $13m asset write offs

AWAC alumina realised price(1)
(2)
Average Realised Price Per Tonne (basic units)
100.0
(2.4)
(4.7)
2.0
94.9
1H13 API / Legacy Mix 1H14
Spot Price LME Price
1.6 100.6 100.0 0.2 (1.2)
2H13 API / Legacy LME Price Mix 1H14
Spot Price
Benefit from pricing conversion
API/spot prices outperformed LME linked prices
c.63% smelter grade shipments priced on API/spot in 1H14
Favourable mix variance against legacy contracts
Market prices (US$ per tonne) 1H14 2H13 1H13
Ave alumina spot, one month lag(3) 325 319 334
Ave 3-month LME, two month lag(4) 1,782 1,845 2,010
Source: (3) Platts
(4) Thomson Reuters
Spot/LME% 18.2% 17.3% 16.6%
(1) Third party smelter grade alumina.
(2) Chart depicts variances based off legacy contract terms

Pricing of smelter grade alumina
Spot vs LME (basic units indexed)*
110 100 90 80
1-Jan-13 1-Apr-13 1-Jul-13 1-Oct-13 1-Jan-14 1-Apr-14 1-Jul-14
Platts alumina - FOB Australia prices LME aluminium (3-month)
AWAC Pricing Transition
85%
65%
46%
35%
30%
15%
35%
54%
65%
70%
80+%
2011 2012 2013 2014F 2015F 2016F
Portion SGA shipments on LME/other pricing basis
Portion SGA shipments on alumina spot or index pricing basis
Spot outperformed LME
Both supported by improving fundamentals
Transition to spot basis continues
At least 80% in 2016
* Sources: Alumina, Platts Alumina (FOB Australia) July 2014, LME Aluminium: Thomson Reuters July 2014

AWAC cash cost of alumina production
Cost of Alumina Production Per Tonne (basic units)(1)
100.0
(0.5)
(1.7)
0.3
(2.8)
95.3
1H13 Energy Caustic Bauxite Conversion 1H14
100.0
1.6
(0.9)
(0.1)
0.5
101.1
2H13 Energy Caustic Bauxite Conversion 1H14
Reflects currency, cost control, productivity
Benefits from strong US dollar
Higher energy prices also offset by productivity
Productivity continues in other areas
Alumina EBITDA currency sensitivities 2014F
AUD impact of +$0.01 to the USD/AUD c.($1.40/t)
BRL impact of +$0.01 to the BRL/USD c.$0.10/t
(1) Defined as direct materials and labour, energy, indirect materials, indirect expenses, excluding depreciation. Movements can relate to usage, unit costs or combination of both, timing of maintenance, seasonal factors, levels of production and the number of production days and refinery mix

AWAC alumina production
1H14 Production (kt)
8,000 6,000 4,000 2,000
0
4,590
698
760
572
359
911
Australia Brazil Spain Suriname Jamaica US
Guidance remains at 16mt for 2014
Production was c.93% of nameplate capacity
Change by Region (kt)
7,756
84
31
(18)
7
14
16
7,890
42.9kt per day
43.6kt per day
1H13 Australia Brazil Spain Suriname Jamaica US 1H14
8,053
(86)
(4)
(36)
(13)
(3)
(21)
7,890
43.8kt per day
43.6kt per day
2H13 Australia Brazil Spain Suriname Jamaica US 1H14

AWAC free cash flow & capex
Free Cash Flow(1)
US$m (US GAAP) 1H14 2H13 1H13
Cash from operations 81.5 241.6 414.4
Capital expenditure
- Sustaining (85.9) (137.6) (155.5)
- Growth (3.0) (6.8) (22.7)
Free cash flow (7.4)(2) 97.2 236.2
Positive operating cash flows
Includes Alba related payment funded by debt
Otherwise $169.5m cash from operations
- $80.6m free cash flow
Includes gain from sale of Suriname gold mining interest
Capex guidance for 2014
$260m for sustaining
- includes San Ciprian gas conversion
- most of 1H14 relates to Australia
- Atlantic’s weighted towards 2H14
$10m for growth
(1) Free cash flow defined as cash from operations less capital expenditure
(2) Includes an Alba related payment of $88.0 million that was funded by a term loan

Alumina Limited 1H 2014 results

ALUMINA LIMITED

Profit and Loss

US$m (IFRS)	1H14	2H13	1H13
Share of AWAC (Loss)/Profit	(30.7)	(112.7)	15.3
Other Income[(1)]	-	137.1	-
General & Admin. Costs	(6.4)	(9.6)	(7.6)
Finance Costs	(6.9)	(13.8)	(11.5)
Other & Tax	(3.4)	1.9	1.4
Net (Loss)/Profit After Tax	**(47.4)**	**2.9**	**(2.4)**
NPAT/(NLAT) excl significant items	**26.8**	**(7.0)**	**36.6**

Significant Items (after tax)

IFRS US$m	1H14	2H13	1H13
Point Henry restructuring charges	(78.7)	-	-
Legal matters of associate	(2.7)	13.5	(30.0)
Anglesea statutory maintenance	-	-	(9.0)
Gain on sale of gold mining interest in Suriname	7.2	-	-
Other	-	(3.6)	-
Total significant items	**(74.2)**	**9.9**	**(39.0)**

Free Cash Flow[(2)]

US$m (IFRS)	1H14	2H13	1H13
Dividends and distributions received	2.6	78.4	28.9
Costs (Interest, corporate, other)	(15.3)	(20.9)	(18.9)
Cash from Operations	**(12.7)**	**57.5**	**10.0**
Net Proceeds/(Payments) to Investments in Associates	19.6	3.0	(12.0)
Free Cash Flow	**6.9**	**60.5**	**(2.0)**

NPAT $26.8m excluding significant items

- Largest significant item relates to Point Henry restructuring
- Lower overheads and finance costs

Positive free cash flow

- Includes $54.2m AWAC receipts
- $32.0m invested in Ma'aden and San Ciprian

(1) Other Income of $137.1 million (representing 25% of the total Alba related charges) recognised in the Profit or Loss.
(2) Free cash flow defined as cash from operations less net investments in associates

11

Alumina Limited net debt & facilities
Net Debt Changes (US$m)
135 15 (3) (52) 32 3 130
Net Debt 31/12/13 AWC Corp & Finance Costs AWAC dividends & distributions AWAC returns on Invested Capital Payments to investments In Associates Exchange rate effect Net Debt 30/06/14
Debt Maturity Profile – 30/06/14 (US$m)
250 200 150 100 50 0
2014 2015 2016 2017
BNDES - Drawn Banks - Drawn Banks - Undrawn
Net debt lower
Gearing is 4.3%(1)
$22.2m net AWAC receipts
Sufficient available facilities
$300m of committed bank facilities
$105m BNDES loan
(1) Calculated as (debt – cash)/(debt + equity)

Point Henry smelter
Point Henry closed in August 2014
US$m (after tax) 1H14 2H14 2014 Thereafter Total
(Act) (Est) (Est) (Est) (Est)
AWAC Restructuring Charges (IFRS) 196.7 43.3 240.0 10.0(1) 250.0
AWAC Restructuring Cash Flows (5.1) 55.1 50.0 70.0(2) 120.0
(1) Balance relates to holding costs net of scrap proceeds
(2) Balance relates to demolition, environmental, holding costs, net of scrap proceeds

Outlook – 2H 2014
AWAC
Start with lower alumina prices and positive outlook for later in the half
Similar production costs (subject to currency and energy)
c.$43m (IFRS after tax) AWAC charges relating to Point Henry
c.$55m AWAC payments (net of tax) relating to Point Henry
US GAAP AWAC charge relating to change in Brazil tax (no impact under IFRS)
Additional AWAC charges relating to Ma’aden’s pre-operational costs (1H 2014: $15m)
Alumina Limited
Ma’aden equity calls of $11m
Expect additional San Ciprian calls for working capital and gas conversion
Receipts from AWAC expected to be not significantly different to 2013, subject to market

Part 2:
Industry dynamics and AWAC strategy

Key themes
Industry context improving
Demand pull
Cost push
Competitive advantage
AWAC’s leading position
AWAC strategy delivering
Alumina Limited leverage
Strong demand growth – 7% CAGR over medium term
Refining capacity issues in medium term
– China: Cost and availability of imported bauxite
Declining domestic bauxite grades
– RoW: Long construction lead times
Lack of financial incentive
Basis of competition shifting to bauxite access
16% of global production near lowest quartile of cost
Abundant bauxite resources
Long life, large scale, low cost refineries
De-link alumina pricing: at least 80% by 2016
Further improve cost position: down to 21st percentile by 2016
Unique pure investment in upstream
Well positioned for future recovery in pricing
Strong capital structure

Demand for metallurgical alumina
Forecast aluminium demand growth will drive alumina and bauxite demand growth
(million mtons)
140
120
100
80
60
40
20
0
2013
2014f
2015f
2016f
2017f
7% CAGR (Global)
5.5% CAGR (Global, excluding China)
9% CAGR (China)
RoW
OTHER ASIA
MIDDLE EAST
CHINA
Growth requires additional ~80m tonnes per annum of bauxite by 2017(1)
Source: Global Alumina demand, Harbor Aluminium, August 2014
(1) Alumina Limited estimate based on average 2.5 tonnes of bauxite per tonne of alumina

China’s shorter term bauxite issues
ROW supply has been insufficient to replace Indonesia volumes
Imported bauxite volumes and price by country(1)
Indonesia
Australia
India
Jamaica
Fiji
Dominic Rep.
Brazil
Ghana
Guinea
Guyana
Malaysia
Bauxite Price, $/t
85 75 65 55 45 35
Nov/12
Mar/13
Jul/13
Nov/13
Mar/14
Jul/14
Scale: 1 million tonne
Chinese bauxite inventories
Bx Inventory Mln tonnes
45 30 15 0
Port (LHS)
Refineries (LHS)
Total Weeks (RHS)
Apr/11
Oct/11
Apr/12
Oct/12
Apr/13
Oct/13
Apr/14
60 50 40 30 20 10 0
Source: CM Group with China Customs Data, July 2014
(1) Prices CIF Shandong, non-ViU adjusted

China bauxite costs rising
ViU adjusted bauxite import costs into China have been rising
Landed cost of imported bauxite and CBIX
US$/t
100 90 80 70 60 50 40 30
Jan/12 Jul/12 Jan/13 Jul/13 Jan/14 Jul/14
Australia
Indonesia
India
Brazil
Ghana
Guinea
CBIX
CBIX is an index of the weighted average value-in-use adjusted prices for bauxite imports into China (based on 5% silica (reacting), 10% moisture and 50% alumina (reacting))
Higher bauxite costs could lead to higher alumina production costs
Source: CM Group with China Customs Data, July 2014. ViU means Value in Use, a price which has been adjusted to a constant quality

Indonesian bauxite industry update
Significant resources exist in West Kalimantan, but…
Mine site and washery tailings, West Kalimantan
Remediated bauxite mine site, West Kalimantan
… any resumption may require a new level of expenditure on sustainability
Photos: Alumina Ltd management site visit, West Kalimantan, July 2014

Indonesian ban a likely positive for alumina prices
Scenarios
Chinese Import Bauxite Price Up? (1)
Alumina Prices Up? (1)
Bauxite export ban holds, no refineries built
Chinese bauxite stockpiles will deplete during 2015
Greenfields refinery (earliest 2016), no bauxite exports
Limited volume bauxite exports (earliest likely 2015)
whether permitted due to:
i. corresponding alumina production from a new refinery;
ii. some value adding beneficiation to bauxite; or
iii. some policy relaxation
Unlimited volume bauxite exports (unlikely near term) –
likely to be at higher cost and lower than historical average volume due to:
i. expected higher tax (up to 50%?)
ii. higher transport costs to river/coast
iii. competing land use costs
iv. greater sustainability costs (social and environmental)
Even at (unsustainable) historical peak levels, Indonesian supply post 2018/2019 could increasingly fall short of China’s needs
(1) Other factors remaining constant. Ticks indicate Alumina Limited’s assessment of relative impact

China’s longer term bauxite issues
Declining grade and allocation system increases costs
Declining bauxite quality in key alumina producing provinces
Alumina/Silica of Bauxite
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2006 2007 2008 2009 2010 2011 2012 2013 2014
Henan Shanxi
Alumina/Silica ratio is a key determinant of bauxite quality
Historical pure Bayer process economic limit above 5.0
ViU adjusted bauxite prices
US$/t
80
60
40
20
Jun-09 Jun-10 Jun-11 Jun-12 Jun-13 Jun-14
Henan Shanxi
Indonesian - Shandong Australian - Shandong
ViU reflects grade, logistics & processing costs
ViU rising faster than costs to mine, reflecting A/S ratio
Source: Left hand side: CM Group, August 2014
Right hand side: Chinese Imported Bauxite Cost, CM Group with China Customs Data, July 2014

China refinery cash cost curve
China’s marginal refineries facing bauxite supply and cost pressures
US$/t
500 Bauxite Caustic Energy Others
450
400 Guangxi Shanxi Guizhou Yunnan Henan Chongqing Shandong IM
350 CMAAX excl. VAT (Jun-14)
300 CMAAX–South excl. VAT (Jun-14)
250
200
150
100
50
0
0% 25% 50% 75% 100%
Cumulative Production - %
3100
2790
2480
2170
1860
1550
1240
930
620
310
0
RMB/t
Marginal producers dependent on bauxite imports
Deteriorating domestic bauxite grades and allocation issues
– should lead to increased bauxite/alumina imports
Cost of refining likely to increase due to bauxite cost increases, need to watch energy costs
Henan & Shanxi are forecast to face similar issues due to worsening bauxite quality
Source: China refinery cash cost curve by province, excluding VAT, CM Group, July 2014

China alumina pricing arbitrage
China impacts RoW alumina price through pricing arbitrage
US$/t
180
160
140
120
100
80
60
40
20
0
-20
-40
-60
-80
-100
-120
-140
Jan-11 Jul-11 Dec-11 Jun-12 Dec-12 Jun-13 Dec-13 Jun-14
Total alumina imports Import Premium
2,000
1,500
1,000
500
0
Alumina imports, kt
RoW price should reflect China’s demand growth and bauxite challenges
China’s internal alumina price mainly reflects
– demand-supply balance;
– marginal cost of production
China growth in alumina demand above RoW
Rising bauxite costs adds to cost of alumina
– could increase internal asking price
– could reduce internal production
Bauxite shortages may increase alumina imports
RoW price should reflect China’s demand growth and bauxite challenges
Source: China imports of alumina and CMAAX vs Aust FOB adjusted, CM Group, July 2014

Part 3:
AWAC’s position in the
industry and strategy

AWAC: global leader in bauxite and alumina
AWAC is premier owner & operator of tier 1 bauxite mines and alumina refineries
Bauxite mines Refineries Smelters Location
San Ciprian
Ma’aden
Guinea
Kwinana
Huntly
Pinjarra
Willowdale
Wagerup
Portland
Point Henry
Point Comfort
Jamalco
Suralco
Trombetas
Sao Luis
Juruti
AWAC is well positioned with long-life mines and nearly all AWAC mines are integrated with its refineries
AWAC mined c.40m tonnes (equity share) of bauxite in 2013
As bauxite prices increase, the relative cost advantage of AWAC’s position improves
(1) Greenfield project that is expected to begin production in the fourth quarter of 2014
(2) AWAC is a joint venture between Alumina Limited (40%) and Alcoa Inc (60%)

AWAC’s alumina shipments
AWAC is a significant supplier of alumina to third party customers
Proportion of AWAC third party sales in 1H14
36% to Alcoa
64% to 3rd parties
25%of 3rd party market
AWAC Sales
Global 3rd party sales
Global third party metallurgical alumina demand growth forecasts
(million mtons)
70
60
50
40
30
20
10
0
2013 2014f 2015f 2016f 2017f
ROW CHINA
Estimated 9% CAGR
– China represents 10% CAGR
– RoW represents 7% CAGR
Third party demand is forecast to grow faster than total market
Source: Right hand side chart: 3rd Party alumina demand forecasts, Harbor Aluminium, August 2014

AWAC’s pricing strategy
API pricing basis allows increased upstream rent capture
85% 65% 46% 35% 30%
15% 35% 54% 65% 70% 80%+
2011 2012 2013 2014f 2015f 2016f
Portion of AWAC third party metallurgical alumina shipments on LME/other pricing basis
Portion of AWAC third party metallurgical alumina shipments on alumina spot or index pricing basis

AWAC’s cost strategy
Increase relative cost advantage
Targeting 21st Percentile by 2016
-9% points by 2016
2013: 27th Percentile
2010: 30th Percentile
2016: 21st Percentile
$/MT 500 450 400 350 300 250 200 150 100 50 0
0 10 20 30 40 50 60 70 80 90 100
Production (MMT)
Continue to capture productivity improvements
- San Ciprian gas conversion to be completed in 4Q 2014
- cash costs of alumina production per tonne down by 4.7% since 1H 2013
Continue to optimize portfolio
- LOI for sale of Jamalco
- 1.2 mtpa capacity curtailed
- record first half production by low cost
Australian refinery system
- low cost Ma’aden mine and refinery first alumina in 4Q 2014
Source: Alcoa Inc 2nd Quarter Earnings slide pack, 8 July 2014

Ma’aden on target for 2014 production
4m tonnes per annum bauxite mine & 1.8m tonnes per annum alumina refinery
AWAC has 25.1% interest in mine and refinery only
Bauxite Mine: ~70% complete*
- first Saudi Arabia bauxite in 2Q14
Alumina Refinery: ~95% complete*
- refinery online 4Q14
Expected to be one of the lowest cost refineries in the AWAC portfolio
* As at July 2014

Part 4:
Conclusion

Key themes
Industry context improving
Demand pull
Cost push
Competitive advantage
AWAC’s leading position
AWAC strategy delivering
Alumina Limited leverage
Strong demand growth – 7% CAGR over medium term
Refining capacity issues in medium term
- China: Cost and availability of imported bauxite
Declining domestic bauxite grades
- RoW: Long construction lead times
Lack of financial incentive
Basis of competition shifting to bauxite access
16% of global production near lowest quartile of cost
Abundant bauxite resources
Long life, large scale, low cost refineries
De-link alumina pricing: over 80% by 2016
Further improve cost position: down to 21st percentile by 2016
Unique pure investment in upstream
Well positioned for future recovery in pricing Strong capital structure

Alumina Limited 2014 Half Year Results
Peter Wasow
Chief Executive Officer
Chris Thiris
Chief Financial Officer

Appendices:
- Alumina Limited & AWAC
- Refining cash cost curve
- Alumina price drivers

Global refining cash cost curve
AWAC has long-life, large-scale mines & is a low cost alumina producer
$/mton of alumina
500
430
360
290
220
150
1ST QUARTILE 2ND QUARTILE 3RD QUARTILE 4TH QUARTILE
Nalco $174
Noranda $224
China Power Investment $231
Glencore $241
AWAC $249
BHP $254
Chalco $261
RTA $270
Hindalco $274
Hydro Aluminum $279
UC Rusal $339
Eurasian Natural Resources Corp $347
Vimetco $388
Vinacomin $172
CVG Bauxilum** $158
Vedanta $267
Mytilineos Group $275
Shandong Weiqiao $366
Shandong Chinping Xinfa $367
0 25 50 75 100 % capacity
Source: Global metallurgical alumina refining output cash cost curve 1Q14, Harbor Aluminium, July 2014.
*Excludes applicable VAT of 17% that Chinese alumina refiners pay on raw materials, energy and services. **Assuming production at full capacity

AWAC's underlying business

ALUMINA LIMITED

Owner & operator of bauxite mines and alumina refineries

AWAC's[1] Underlying Businesses



Alcoa (60%)
Alumina Limited (40%)
Alcoa of Australia
International Entities
AWAC Global Operations(2)

Location	Bauxite Mines[3]	Alumina Refineries	Aluminium Smelters
Australia	Huntly & Willowdale	Kwinana, Pinjarra & Wagerup	Portland (55%)
Suriname	Lelydorp, Moengo, Klaverblad & Kaimangrassie	Paranam	-
Brazil	Trombetas (9.6%) & Juruti	Sao Luis (Alumar) (39%)	-
Jamaica*	Manchester Plateau (55%)	Clarendon (55%)	-
Guinea	Sangaredi (23%)	-	-
USA	-	Point Comfort	-
Spain	-	San Ciprian	-
Saudi Arabia	Al Ba'itha (Ma'aden), 25.1%	Ras al Khair (Ma'aden), 25.1%	-

(1) *AWAC is a JV comprised of a number of companies, including Alcoa of Australia which owns and operates the Australian assets*
(2) *AWAC also owns and operates a shipping business which provides transport for AWAC's alumina business and 3rd parties*
(3) *AWAC has other bauxite exploration interests. * Note potential sale of Jamalco - refer to ASX announcement on 16 June 2014*

36

AWAC’s refinery capacity
Currently operating at c.93% of nameplate capacity(1)
Country
Refinery
Ownership
AWAC share of nameplate (MTPY) capacity
Percentage of AWAC total nameplate capacity
Australia
Kwinana Pinjarra Wagerup
AWAC 100%
2.2 4.2 2.6 52%
Brazil
Alumar
AWAC (39%)
Rio Tinto Alcan Inc (10%)
Aluminio (15%)
BHP Billiton (36%)
1.4 8%
Jamaica
Jamalco
AWAC (55%)
Alumina Production Ltd
(Government of Jamaica) (45%)
0.8 5%
Spain
San Ciprian
AWAC 100%
1.5 9%
Suriname
Suralco
AWAC 100%
2.2 13%
US
Point Comfort
AWAC 100%
2.3 13%
Total 17.2 100%
World’s largest alumina producer
Low cash cost producer
Refineries in Australia, Brazil, Jamaica and Suriname are integrated with mines
Additional c.450,000 tonnes once Ma’aden is completed
(1) Nameplate capacity is an estimate based on design capacity and normal operating efficiencies and does not necessarily represent maximum possible production. Excludes (i) additional creep opportunities and (ii) potential impact of sale of Jamalco (refer to ASX announcement on 16 June 2014)

Short term drivers on alumina market
Alumina spot price reflects fundamentals
Jan-June 2012
Chinese imports spike
China bauxite shortages, cuts alumina
High Chinese alumina prices make Aust attractive
(Apr-Aug) - Caustic price spike
(Jan-Mar) -LME Al jumps $300/t
Jun-Jul 2012
Atlantic surplus (smelter curtailments)
Atlantic discounted by $10/t to Australia
Brent crude falls $31/bbl (May-June)
LME Al drops nearly $500/t (March-June)
Aug-Dec 2012
Atlantic surplus evaporates
India, Guinea, Jamaica cut alumina output
Chinese buyers absorb Atlantic longs
Brent crude regains $28/bbl June-August
Sep 2012-Feb 2013
Caustic soda weakens
Jan-Feb 2013
Queensland (floods) shortages
Gove closure concerns
Mar-Apr 2013
Australia normalizes, supply worries ease
Low Chinese prices (importers resell contracted cargoes)
LME Al pressured by macroeconomic woes
Apr-Jul 2013
Gove cut, port delays lift price
Smelter cuts (India, Malaysia)
Vedanta restarts alumina
China imports fall, reselling
LME Al falls to 4-year low
Alunorte refinery cuts
Aug-Oct 2013
Smelter cuts (US, Russia, Brazil)
Atlantic cargoes
Weather delays (Bunbury, Kwinana)
Nov 2013 to Jan 14
Gove refinery suspension announced
Indonesian bauxite export ban implemented
Smelter restarts (Saudi Arabia, Malaysia)
Smelter capacity reviews (Europe, US, South Africa)
Pre-Chinese New Year lull period
Jan to April 2014:
Smelter cuts in China, domestic alumina prices decline
Atlantic surplus overspills into China, Middle East
SHFE front month Al contract declined to Yuan 12,575/mt in March (compared to cf Yuan 14,610 a year ago)
May to August 2014:
Alumina long globally
Low LME, SHFE aluminum prices weaken alumina demand
Qingdao port trade financing probe raises cost of credit in China, further weakens demand for Australian alumina
High port stocks in China
From late July, traders build long positions, anticipate Q4 restocking
From late July, LME aluminum holds above $2,000, strengthens alumina demand
Smelter restarts in southern China in July
Platts alumina, FOB Australia (US$/t)
360 330 300
1-Jan-12 1-Jul-12 1-Jan-13 1-Jul-13 1-Jan-14 1-Jul-14
Source: Platts, August 2014

ALUMINA LIMITED

ASX Announcement	9 May 2014

Alumina Limited 2014 AGM – Voting Result

As required by ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001, the following statistics are provided in respect to each item of business considered by members at the Company’s Annual General Meeting held on 9 May 2014.

The results of voting on each motion is as follows:

ORDINARY BUSINESS

Item 2. To adopt the Remuneration Report (non-binding vote).

Votes where the proxy directed to vote ‘for’ the motion	1,706,064,059
Votes where the proxy was directed to vote ‘against’ the motion	226,475,262
Votes where the proxy may exercise a discretion how to vote	45,968,255
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	107,707,977

The motion was carried as an ordinary resolution (non- binding vote) on a poll. The results were:

The number of votes cast ‘for’ the motion	1,753,076,462
The number of votes cast ‘against’ the motion	226,718,493
The number of votes which abstained from voting	107,753,248

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Item 3a. To re-elect Mr G John Pizzey as a director

Votes where the proxy directed to vote ‘for’ the motion	1,877,565,595
Votes where the proxy was directed to vote ‘against’ the motion	175,099,834
Votes where the proxy may exercise a discretion how to vote	45,989,469
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	1,882,101

The motion was carried as an ordinary resolution on a poll. The results were:

The number of votes cast ‘for’ the motion	1,924,733,107
The number of votes cast ‘against’ the motion	175,308,977
The number of votes which abstained from voting	1,891,301

Item 3b. To elect Mr W Peter Day as a director

Votes where the proxy directed to vote ‘for’ the motion	1,899,765,002
Votes where the proxy was directed to vote ‘against’ the motion	152,842,271
Votes where the proxy may exercise a discretion how to vote	46,007,439
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	1,926,317

The motion was carried as an ordinary resolution on a poll. The results were:

The number of votes cast ‘for’ the motion	1,947,163,340
The number of votes cast ‘against’ the motion	152,845,558
The number of votes which abstained from voting	1,928,517

Item 3c. To elect Mr Michael P Ferraro as a director

Votes where the proxy directed to vote ‘for’ the motion	1,899,705,435
Votes where the proxy was directed to vote ‘against’ the motion	152,904,794
Votes where the proxy may exercise a discretion how to vote	45,965,139
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	1,964,008

The motion was carried as an ordinary resolution on a poll. The results were:

The number of votes cast ‘for’ the motion	1,947,054,934
The number of votes cast ‘against’ the motion	152,907,620
The number of votes which abstained from voting	1,973,208

Item 4. Grant of Performance Rights to Chief Executive Officer

Votes where the proxy directed to vote ‘for’ the motion	2,017,828,397
Votes where the proxy was directed to vote ‘against’ the motion	19,597,004
Votes where the proxy may exercise a discretion how to vote	45,733,573
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	17,356,225

The motion was carried as an ordinary resolution on a poll. The results were:

The number of votes cast ‘for’ the motion	2,064,834,439
The number of votes cast ‘against’ the motion	19,632,828
The number of votes which abstained from voting	17,389,425

Item 5. Alterations to the Constitution

Votes where the proxy directed to vote ‘for’ the motion	2,038,213,169
Votes where the proxy was directed to vote ‘against’ the motion	12,875,659
Votes where the proxy may exercise a discretion how to vote	46,360,993
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	3,090,917

The motion was carried as a special resolution on a poll. The results were:

The number of votes cast ‘for’ the motion	2,085,992,245
The number of votes cast ‘against’ the motion	12,883,720
The number of votes which abstained from voting	3,054,369

Item 6. Spill Resolution (contingent item)

Item 6 was a contingent resolution only to be considered if at least 25% of the votes cast on Item 2 - To adopt the Remuneration Report, were against adopting the Report. The resolution to adopt the Remuneration Report was passed therefore this Spill Resolution has no effect however we have elected to report the proxy voting outcome.

Votes where the proxy directed to vote ‘for’ the motion	251,609,349
Votes where the proxy was directed to vote ‘against’ the motion	1,792,497,257
Votes where the proxy may exercise a discretion how to vote	49,928,408
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	6,083,218

/s/ Stephen Foster
Stephen Foster
Company Secretary

9 May 2014

ALUMINA LIMITED

ASX Announcement	9 May 2014

AGM Voting Result correction

A typographical error occurred in the announcement regarding the 2014 AGM voting result.

The wording incorrectly indicated that Item 2 was not carried. Item 2 was carried and an amended result announcement is attached.

/s/ Stephen Foster
Stephen Foster
Company Secretary

9 May 2014

ALUMINA LIMITED

ASX Announcement	16 June 2014

AWAC to Pursue Sale of its Stake in Jamalco

Alumina Limited notes and attaches, Alcoa World Alumina and Chemicals LLC’s statement regarding the signing of a letter of intent to pursue a sale of its interest in Jamalco.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2013.

For investor enquiries:	For media enquiries:
Ben Pitt Investor Relations Manager Phone: +61 3 8699 2609 Ben.pitt@aluminalimited.com	Nerida Mossop Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 437 361 433

/s/ Stephen Foster
Stephen Foster
Company Secretary

16 June 2014

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

ALUMINA LIMITED

Alcoa World Alumina & Chemicals Signs Letter of Intent to Pursue Sale of its Stake in Jamalco

JAMAICA – June 13, 2014 — Alcoa confirms that it has signed a non-binding Letter of Intent with Noble Resources UK Limited to pursue a sale of its ownership stake in Alcoa Minerals of Jamaica, L.L.C (AMJ), which operates the Jamalco bauxite mining and alumina refining joint venture. Jamalco is owned jointly by AMJ (55%) and Clarendon Alumina Production Ltd. (45%). The decision is in line with Alcoa’s global strategy to reshape its upstream portfolio and lower the cost base of its commodity business.

In the proposed transaction, Alcoa would retain a minority interest in AMJ and serve as Jamalco’s managing operator for at least two years. Employees would remain employed by Jamalco. Work will continue on pursuing an energy solution for Jamalco. The transaction is subject to the required approvals of the Government of Jamaica, the finalization of definitive purchase documents, necessary approvals, consents and due diligence.

Alcoa Minerals of Jamaica, L.L.C. is part of the Alcoa World Alumina & Chemicals group of companies and is owned 60% by Alcoa and 40% by Alumina Ltd. Clarendon Alumina Production Ltd. is a company wholly owned by the Government of Jamaica.